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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   ----------
                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       AMERICAN DIVERSIFIED HOLDINGS, INC.
                 (Name of small business issuer in its charter)




            NEVADA                                               86-0854150
  (State or jurisdiction of                                   (I.R.S. Employer
incorporation or organization)                               Identification No.)



                       12100 Wilshire Boulevard, Suite 680
                          Los Angeles, California 90025
                                  310-442-9931
          (Address and telephone number of principal executive offices)


        Securities to be registered under Section 12(b) of the Act:

       Title of each class                        Name of each exchange on which
       to be so registered                        each class is to be registered

              NONE                                              N/A


Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                            Series A Preferred Stock
                                (Title of class)





================================================================================

                             DESCRIPTION OF BUSINESS

GENERAL

        American Diversified Holdings, Inc. ("the Company"), was incorporated on February 4, 1997 under Nevada law and is a holding company formed to engage in the financial services business in the United States and Europe. The Company has established two wholly-owned subsidiaries: American Diversified Securities, Inc., ("ADSI"), a Nevada corporation; and American Diversified Holdings, AG (ADAG"), a German corporation ( together the Company and the subsidiaries are referred to as "the Group"). The principal business activities of the Group will be to provide financial services and distribute financial service products to individual and institutional investors in the United States, Germany and the European Common Market ("ECC") countries. The Group's initial principal activity will be to act as investment manager and distributor in the United States and the ECC for the Rea-Graham Balanced Fund (the "Fund"), a series mutual fund of Rea-Graham Funds, Inc., a diversified, open-end investment company registered under the Investment Company Act of 1940. ADAG is located in Berlin and will provide financial services and be the initial distributor of the Group's mutual fund products in Germany and the ECC. The Group intends to provide a wide range of commercial and consumer financial services to customers in the United States and Europe.

        The merger of James Buchanan Rea, Inc. ("JBRI"), a California corporation, with and into ADSI has been approved by the directors and shareholders of the constituent corporations and is scheduled to become effective on January 21, 1998. JBRI is a licensed broker-dealer and a registered investment advisor under the Investment Advisers Act of 1940. JBRI has served as the investment advisor and distributor to the Fund since its inception in 1982. The shareholders of the Fund, at a meeting on January 12, 1998, approved a new investment advisory agreement with ADSI upon completion of the merger. ADSI will succeed to the business operations of JBRI and will operate as a broker-dealer and registered investment advisor as a result of the merger. ADSI will succeed as the investment advisor and distributor to the Fund. James Buchanan Rea, Jr., the former President and registered securities principal of JBRI will become the President and general securities principal of ADSI. ADSI was organized in February 1997 and does not have an operating history and has not previously engaged in the investment management business or in the operation and distribution of mutual funds. At the date of this filing, the investment management business of ADSI, acquired through the JBRI merger, is the only active business of the Company.

BUSINESS EXPANSION; CAPITAL GROWTH

        The Company's management believes that an international financial services group with management and offices in both the U.S. and Europe can attract a clientele of institutional investors, banks, businesses and individuals as customers. The Group's business strategy is to provide customers of small-to medium-sized European banks with direct access to American financial services and an opportunity to invest in tailored U.S. mutual funds, such as the Fund. The Company believes there is a new and growing market in Germany and the ECC for the distribution of U.S. investment products, particularly mutual fund shares to individual investors and smaller financial institutions as European investors discover that other financial products are available as an alternative to the traditional savings account deposits in commercial banks. The Company intends to expand the mutual fund management and distribution business of ADSI by organizing additional series funds, initially a small cap value fund, for distribution to U.S. and European investors. The Company intends to market the Fund and new series funds to European investors through ADAG. The Company also intends to organize and distribute primarily to U.S. investors a German growth fund. The Company intends to grow the Fund by marketing in Europe and thereby increase the revenues and profitability of ADSI. ADSI's revenues and income are variable with the net assets of the Fund and other mutual funds it may manage in the future. The Group will initially have 12 full time employees, with additional employees to be added as the business is expanded.

        The Company intends to finance its business expansion through sales of equity capital in Europe and the U.S. The Company is presently engaged in a $5 million private placement of its preferred stock in Germany in an offering that is exempt from U.S. securities laws under Regulation S. The Company has authorized 50,000,000 shares of blank check preferred stock and it anticipates future offerings of preferred stock to finance future business expansion. There can be no assurance that the current offering or future offerings will be successful.

MARKET AREA

        The Group's European subsidiaries, starting with ADAG, which was incorporated in Germany on April 30, 1997, will offer consumer focused financial services including private money management, full service and online-brokerage and U.S. mutual fund distribution to small and medium sized institutional investors, banks and individual customers in its immediate market area.

        The Group's initial targeted market area for the distribution of the Fund and other financial service products in Europe is Berlin, Germany's future capital and the location of one of Germany's five regional stock exchanges, and other financial centers in Germany. Over the next two years, the Company's expansion plans include the formation of subsidiaries and commencement of financial services businesses in Vienna, Austria, Luxembourg and Zurich, Switzerland. Initial steps have been taken to establish the Austrian subsidiary.

HISTORY OF JBRI

        The initial business of the Company will be the continuation and expansion of JBRI's investment management services. JBRI was founded in 1961 and is a licensed broker-dealer and registered investment advisor engaged in business as a sponsor, investment manager and distributor of mutual funds. JBRI has served as the investment advisor, underwriter and distributor of the Fund since 1982, a series portfolio of Rea-Graham Funds, Inc, a mutual fund series company founded by James Buchanan Rea, Sr. and Benjamin Graham. Over the past three years, this has been the principal business activity of JBRI.

LACK OF PROFITABILITY, POTENTIAL LOSSES

        The Company has no operating history. The Group's business is subject to the risks inherent in the establishment of a new business enterprise. Because the Company was only recently formed, there is no history of operations.

        From its inception on February 19, 1997 through December 31, 1997, the Company has experienced aggregate losses of $(to come). Further, a key element of the Company's strategy consists of an aggressive marketing for its financial products in Europe. This strategy may result in continued net losses for the Company during its start-up phase due to start-up costs associated with the anticipated high marketing costs for the promotion of mutual funds in its market area. Results of operations in the future will be influenced by numerous factors including, among others, expansion, the ability of the Company to manage its growth and maintain the quality of its personnel, and the ability of the Company to implement its strategic plan. The Company may incur problems, delays, expenses and difficulties in its development stage, many of which may be beyond the Company's control. These include, but are not limited to, unanticipated regulatory compliance, marketing problems and intense competition that may exceed current estimates. There is no assurance that the Company will ever operate profitably.

MANAGEMENT OF GROWTH

        The Company plans to expand its business with the formation of subsidiaries in Austria, Luxembourg and Switzerland. To a significant extent, the Company's future success will be dependent upon its ability to engage in a successful expansion program and will be dependent, in part, upon its ability to secure regulatory approvals in its chosen markets, attract customers for its financial products, maintain adequate financial controls and reporting systems to manage a larger operation, and obtain additional capital upon favorable terms. There can be no assurance that the Company will be able to successfully implement its planned expansion, finance its growth or manage the resulting larger operation.

COMPETITION

        The investment management business is highly competitive. The Company encounters significant competition in connection with the operation of its business in the U.S., but only limited competition for its distribution of U.S. mutual funds in its primary marketing area in Germany. The Company will compete with a large number of investment management firms, commercial banks, insurance companies broker-dealers and other financial services providers., which have greater resources, assets under management, administration capability and offer a broader array of investment products and services than the Company. Many competitors devote substantial resources to advertising and marketing their mutual funds which may adversely affect the ability of the Company's funds and other new funds to grow. The Company's competitors in the U.S. include numerous enterprises with extensive experience in the financial services sector. These competitive conditions may adversely affect the Company's revenues, profitability and ability to meet its business objectives. Management of the Company believes it has identified a niche market in Germany and the ECC for the marketing of U.S. mutual fund products to individual and small institutional customers.

        Factors affecting the Company's business expansion success include: 1) the abilities, performance records and reputations of its investment managers; and, 2) its ability to develop new investment products and implement marketing strategies in the U.S. and Europe. The Company's ability to retain and increase its investment assets under management could be adversely affected if client accounts underperform the market or if key investment managers leave the Group. The marketability of the Company's investment products, primarily mutual funds, is also dependent, in part, on the relative attractiveness of their investment philosophies and methods under prevailing market conditions. There are relatively few barriers to entry by new investment management firms or distributors of U.S. mutual funds in the ECC markets.

REGULATION

        The Company's international investment management and broker-dealer operations are subject to extensive regulation, supervision and licensing under various U.S. and European federal and state laws and regulations and under the securities and corporate laws of the European countries under which it will market its financial services. ADSI will initially operate under JBRI's predecessor license as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment advisor under the Investment Company Act of 1940, as amended. The Company and various entities of the Group will also be subject to securities regulation in Germany and the various ECC jurisdictions where it establishes business operations or distributes financial services products.

        The securities and investment management laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict an investment management firm from conducting business or distributing products in the event that it fails to comply with such laws and regulations. Possible sanctions could include the suspension of business activities for specified periods of time, revocations of licenses to operate, and other censures and fines.

SERVICEMARK APPLICATION

        The Company has applied for, but not been issued any registered servicemark for its "AMERICAN DIVERSIFIED(TM)" or "AmDiv(TM)" service-names. No assurance can be given that the Company will be successful in obtaining these marks, or that the servicemarks, if obtained, will afford the Company any competitive advantages.

                             DESCRIPTION OF PROPERTY

        The Group currently has two business offices under lease. ADSI is negotiating the terms of a month-to-month rent arrangement and ADAG has entered into a five year lease for office space in Berlin. It is anticipated that the Company will enter into new office leases as additional subsidiaries are formed and the Group's business activities are expanded into additional ECC countries.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

MANAGEMENT

        The Company is assembling an international team of managers and entrepreneurs with experience in the Group's market area and a shared commitment to its future growth and success.

        Peter Hartmann, age 42, Chairman, President and Chief Executive Officer, has over 20 years of experience with international project management. Between 1992 and January 1997, Mr. Hartmann served as President and Chief Executive Officer of EMDC, an international consulting company with clients in Europe, Russia, Singapore and Vietnam.

        James Buchanan Rea Jr., age 42, Vice-President and Chief Operating Officer has over 20 years experience in the mutual fund industry, especially in financial, accounting and operating positions. Mr. Rea is President and Chief Executive Officer of ADSI, the Group's U.S. investment advisory and brokerage subsidiary. He has served as President of James Buchanan Rea, Inc., the predecessor of ADSI, since 1986.

        Klaus Conradi, aged 27, Director and Chief Executive Officer of the Group's German subsidiary, ADAG, is a registered real estate appraiser and a professional banker. Prior to joining the Group, Mr. Conradi served as a Vice-President of the Dresdner Bank and managing director of Imofin, a property development and management group in Berlin.

        Roland Kuettner, age 43, Vice-President and Chief Financial Officer, qualified as a CPA in 1983 and gained ten years professional experience in North America (the Pacific Northwest and eastern Canada) before moving to Germany. As a Manager in the Accounting and Audit Division of Arthur Andersen & Co., Mr. Kuettner gained extensive experience in dealing with matters effecting financial reporting and control.

        Thomas Corcovelos, age 47, Secretary of the Company is a partner in the law firm of Corcovelos & Forry LLP in Long Beach, California.

        Mr. Rea and Mr. Conradi intend to assemble management and marketing staffs that will include several former employees of major German banks or their subsidiaries. The Group intends to engage aggressively in the distribution of U.S. mutual funds in Europe through a systematic program of direct marketing to prospective customers and referral sources such as banks, insurance providers, attorneys, accountants and to a lesser extent, personal business contacts.

DEPENDENCE ON KEY MANAGEMENT

        The Company will rely on the business and technical expertise of its executive officers and certain other key employees, particularly its Chief Executive Officer, Peter Hartmann and its Chief Operating Officer, James Buchanan-Rea Jr. The loss of the services of any of these individuals could have a material adverse effect on the Company. No assurance can be given that their services will be available in the future. The Company's success will also be dependent on its ability to attract and retain additional qualified management personnel.

                     REMUNERATION OF DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION

        As a newly formed entity, the Company has no prior history of executive compensation. The following table sets forth the compensation to be paid for the fiscal year ending December 31, 1997, to the Company's executive officers.

        The following table sets forth information concerning the compensation to be received for the fiscal year ending December 31, 1998 for services rendered to the Company in all capacities by the Company's executives. The Company had no executive officers under employment during 1997.

                                        SUMMARY COMPENSATION TABLE(1)


        NAME AND PRINCIPAL POSITION                            SALARY($)
        ---------------------------                            ---------
Peter Hartmann, President and Chief
     Executive Officer........................                 $180,000

James Buchanan Rea, Jr., Chief Operating
     Officer..................................                 $100,000(1)

Roland Kuettner, Chief Financial Officer
     and Treasurer............................                 $100,000

Thomas Corcovelos, Secretary..................                 None

----------
(1) See "Employment Agreements" below for a description of Mr. Rea's benefits entitlement. All other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted the lesser of $50,000 or 10% of the total annual salary and bonus of the Named Executive for such year.

        Directors of the Company who are also employees do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in connections with attending meetings of the Board of Directors or management committees.

EMPLOYMENT AGREEMENTS

        Mr. Rea has a three-year employment agreement with ADSI and the Company to perform the duties of President, a Director, and Chief Executive Officer of ADSI at an initial annual salary of $100,000 per year, and an annual discretionary benefits fund of $50,000. Mr. Rea will also be the designated general securities principal and financial principal of ADSI. If Mr. Rea is terminated without cause or the employment agreement is not renewed, he would receive a severance payment equal to the average base salary during the term of his employment plus an amount equal to the highest annual bonus or profit-sharing received during his employment. Mr. Rea is also entitled to participate in all employee plans and benefits established for executive employees.

        Mr. Kuettner has a three-year employment agreement with the Company to perform the duties of Vice-President, Chief Financial Officer and Director at an initial annual salary of $100,000 per year, and an annual discretionary benefits fund of $40,000.


          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

        The following table sets forth the number of shares of the Company's common stock owned by its officers and directors, all officers and directors as a group, and each shareholder who owns more than 10% of any class of the Company's outstanding capital stock.

                                                                           SHARES BENEFICIALLY
                                                                                    OWNED(1)
                                                                           -------------------
               Name and Address of Beneficial Owner(2)                     Number      Percent
               ---------------------------------------                     ------      -------
Peter Hartmann............................................                  237,500      2.3%

James Buchanan Rea, Jr....................................                  237,500      2.3%

American Diversified Corporation..........................                 9,000,000    87.2%

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date hereof, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. Percentage ownership is based on 10,237,500 shares of Common Stock outstanding (giving effect to the JBRI - ADSI Merger) and 1,433,629 Shares of Series A Preferred Stock.

(2) The address of each of the Beneficial Owners is 12100 Wilshire Blvd., Suite 680, Los Angeles, California 90025.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

        Effective January 12, 1998, the directors and shareholders of JBRI and ADSI have approved the terms of the merger of JBRI with and into ADSI; and the shareholders of the Fund have approved a new investment advisory agreement with ADSI. Under the terms of the merger, Mr. Rea will receive 237,500 shares of the Company's common stock at the closing of the merger, and the other JBRI shareholders will receive aggregate cash compensation of $160,875 in consideration for their shares of JBRI.

        The Company is presently effecting a private placement of up to 5,000,000 shares of its Series A Preferred Stock at $1 per share under a private placement in Germany which is exempt from registration under U.S. securities laws under Regulation S.

                            SECURITIES BEING OFFERED

        No securities are being offered in connection with this filing. There is no public trading market for the Company's common or preferred stock and there is no assurance that a trading market will develop. As of the date of this filing, there were outstanding 10,237,500 shares of Common Stock (giving effect to the JBRI-ADSI merger), all of which shares were "restricted securities" under applicable U.S. securities laws. The Company has accepted subscriptions for 1,433,629 shares of Series A Preferred Stock and intends to issue up to $5 million of Series A Preferred Stock pursuant to a current offering being conducted in Europe under the exemption from U.S. securities laws provided under Regulation S.

DESCRIPTION OF CAPITAL STOCK

        The following is a brief description of the material terms of the Company's capital stock. This description does not purport to be complete and is subject in all respects to applicable Nevada law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are on file with the Commission are incorporated by reference herein.

GENERAL

        The Company's authorized equity capitalization consists of 110 million shares of voting common stock, no par value, and 50 million shares of preferred stock, of which 5 million shares have been designated Series A Preferred Stock. The shares of preferred sock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of preferred stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

COMMON STOCK

        As of December 31, 1997, there were 10,327,500 outstanding shares of common stock (giving effect to the 237,500 shares to be issued to Mr. Rea upon completion of the JBRI-ADSI merger), issued to the Company's founders and Mr. Rea. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

        Holders of common stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any series of preferred stock that may be outstanding from time to time. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the Company of shares of the common stock or preferred stock. All the outstanding shares of common stock are, and additional shares of common stock will be, when, issued, validly issued, fully paid and nonassessable.

PREFERRED STOCK

        As of December 31, 1997, the Company had received subscriptions for approximately 1,450,000 shares of Series A Preferred Stock, par value $1 per share, pursuant to a private placement conducted in Germany that is exempt from
U. S. securities laws under Regulation S. The Series A Preferred Stock is entitled to a cumulative preferential dividend of $.09 per share, when and as declared by the Board of Directors. The Series A Preferred Stock ranks prior to the common stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The Company may redeem the Series A Preferred Stock at any time at the price of $1 per share, as adjusted to give effect to anti-dilution, plus any cumulated but unpaid dividends. The shares are convertible into common stock, at any time in the ratio of three shares of Series A Preferred Stock into one share of common stock and shall be automatically converted into common stock if the Company effects a registered, firm commitment public offering under the Securities Act of 1933, as amended, that results in net proceeds to the Company of at least $10 million.

        The Board of Directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding. The Series A Preferred Stock is non-voting. Any series preferred stock issued will rank prior to the common stock as to dividends and as to distributions in the event or liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock. The preferred stock will, when issued, be fully paid and nonassessable.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

               There is no current market for the Company's shares of common and preferred stock and the Company has not declared any cash dividends.



Item 2. Legal Proceedings.

        None

Item 3. Changes in and Disagreements with Accountants.

        None

Item 4. Recent Sales of Unregistered Securities.

        See "Interest of Management and Others in Certain Transactions" above, for a description of recent sales of unregistered securities.

Item 5. Indemnification of Directors and Officers.

        The Articles of Incorporation limit the liability of directors and officers to the fullest extent permitted under Nevada General Corporation Law. As allowed by Nevada Revised Statutes, the Articles of Incorporation and Bylaws of the Company provide that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under Nevada law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, for acts or omissions that a director believes to be contrary the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which a director derived an improper personal benefit, for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, with respect to certain contracts in which a director has a material financial interest and for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

                                    PART F/S

FINANCIAL STATEMENTS

        See "Index to Consolidated Financial Statements" for a listing of the consolidated financial states filed with this Form 10-SB.

                                    PART III


Item 2. Description of Exhibits

        See "Exhibit Index"

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     AMERICAN DIVERSIFIED HOLDINGS, INC.
                                                (Registrant)

Date:   January 13, 1998

By /s/ Peter Hartmann
   --------------------------------
   Peter Hartmann, President

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  Page
                                                                                                  ----
AMERICAN DIVERSIFIED HOLDINGS INC. AND SUBSIDIARIES

Independent Auditor's Report.............................................................            F - 3

Consolidated Balance Sheet as of August 31, 1997.........................................            F - 4

Consolidated Statements of Operations For The Period From
   February 5, 1997 (inception) to August 31, 1997.......................................            F - 5

Consolidated Statement of Stockholders Equity
   For The Period From February 5, 1997 (inception to August 31, 1997....................            F - 6

Consolidated Statement of Cash Flows For The Period From
   February 5, 1997 (inception) to August 31, 1997.......................................            F - 7

Notes to Consolidated Financial Statements...............................................       F - 8 to F - 11


JAMES BUCHANAN REA, INC.

Independent Auditor's Report.............................................................            F - 12

Balance Sheets as of September 30, 1997, December 31, 1996 and 1995......................            F - 13

Statements of Operations For The Three Quarters Ended September 30, 1997
   and For The Years Ended December 31, 1996 and 1995....................................            F - 14

Statements of Changes in Stockholders Equity For The Three Quarters Ended
   September 30, 1997 and For The Years Ended December 31, 1996 and 1995.................            F - 15

Statements of Cash Flows For The Three Quarters Ended September 30, 1997
   and For The Years Ended December 31, 1996 and 1995....................................            F - 16

Notes to Financial Statements............................................................      F - 17 to F - 20

Unaudited Pro Forma Consolidated Financial Statements....................................            F - 21

Unaudited Pro Forma Consolidated Balance Sheet as of August 31, 1997.....................            F - 22

Unaudited Pro Forma Consolidated Statement of Operations For The
   Period From February 5, 1997 (inception) to August 31, 1997...........................            F - 23

Notes to Unaudited Pro Forma Consolidated Financial Statements...........................            F - 24

              AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED FINANCIAL REPORT

                                 AUGUST 31, 1997

                                 C O N T E N T S


--------------------------------------------------------------------------------


INDEPENDENT AUDITOR'S REPORT                                               1.00
-------------------------------------------------------------------------------

                                                 FINANCIAL STATEMENTS
                        Consolidated statement of financial condition       2.00
                                 Consolidated statement of operations       3.00
            Consolidated statement of changes in stockholders' equity       4.00
                                 Consolidated statement of cash flows       5.00
                           Notes to consolidated financial statements      6 - 7
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
American Diversified Holdings, Inc.
Rancho Santa Fe, California

We have audited the accompanying consolidated balance sheet of American Diversified Holdings, Inc. and subsidiaries as of August 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from February 5, 1997 (inception) to August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Diversified Holdings, Inc. and subsidiaries as of August 31, 1997, and the result of their operations and their cash flows for the period indicated in conformity with generally accepted accounting principles.





New York, New York
December 22, 1997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEET
AUGUST 31, 1997


ASSETS
------------------------------------------------------------------------

Cash and cash equivalents                                  $        2264
Capital stock subscriptions receivable (Note 4)                   117000
Prepaid expenses                                                    4220
Equipment                                                          14320
                                                           -------------

                                                           $      137804
                                                           -------------

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------
Liabilities:
         Accounts payable and accrued expenses             $       63577
                                                           -------------


Stockholders' Equity (Note 4 and 5):
        Series A 9% convertible redeemable cumulative
          preferred stock, $.001 par value;
          5,000,000 shares authorized:
               Issued and outstanding, no shares
               Subscribed for but not paid for and not
                issued, 162,495 shares                            150545

        Common stock, $.001 par value; 110,000,000 shares
               authorized; issued and outstanding
               10,000,000 shares                                   96754
        Unpaid subscriptions as of December 22, 1997              -33545

        Deficit accumulated during the development stage         -139527
                                                           -------------
                                                                   74227
                                                           -------------

                                                           $      137804
                                                           -------------



                See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS
PERIOD FROM FEBRUARY 5, 1997 (INCEPTION) TO AUGUST 31, 1997



Revenue                                                      $

Expenses (Note 2):
   Travel and entertainment                                           22486
        Employee compensation and benefits                            20841
        Professional fees                                             66474
        Advertising                                                    7220
        Administrative                                                22506
                                                             --------------
                                                                     139527
                                                             --------------

                      (Loss) before income taxes                    -139527

Income taxes
                                                             --------------

                      NET (LOSS)                             $      -139527
                                                             --------------

Average common shares outstanding                                  10000000
                                                             --------------

Net (loss) per common share                                  $        -0.01
                                                             --------------



                See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM FEBRUARY 5, 1997 (INCEPTION) TO AUGUST 31, 1997



                                                                          Deficit
                                                                        Accumulated                            Total
                                      Series A                           During the            Unpaid       Stockholder's
                                   Preferred Stock    Common Stock    Development Stage     Subscriptions      Equity
                                   ---------------    ------------    -----------------     -------------   -------------
Balance, beginning                    $                $                   $                 $               $
Issuance of shares (Note 4):
   10,000,000 common shares                              96754                                                   96754

   162,495 preferred shares
   subscribed for but not yet
   paid for and not yet issued            150545                                                   -33545       117000

Net (loss)                                                                   -139527                           -139527

Balance, ending                       $   150545       $ 96754             $ -139527         $     -33545    $   74227





                See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS
PERIOD FROM FEBRUARY 5, 1997 (INCEPTION) TO AUGUST 31, 1997


--------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net (loss)                                                                    $      -139527
          Adjustments to reconcile net (loss) to net cash (used in) operating activities:
               Noncash expenses, professional fees                                       48959
               Change in assets and liabilities:
                      Increase in prepaid expenses                                       -4220
                      Increase in accounts payable and accrued expenses                  63577
                                                                                 -------------

                      NET CASH (USED IN) OPERATING ACTIVITIES                           -31211
                                                                                 -------------

Cash Flows from Investing Activities
          Purchase of equipment                                                         -14320
                                                                                 -------------

Cash Flows from Financing Activities
          Proceeds from issuance of common stock                                         47795
                                                                                 -------------

                      INCREASE IN CASH AND CASH EQUIVALENTS                               2264

Cash and Cash Equivalents
          Beginning
                                                                                 -------------

          Ending                                                                 $        2264
                                                                                 -------------


Supplemental schedule of noncash financing activities
     Issuance of 7,625,000 common shares in exchange for services rendered,
        net of proceeds received of $22,979                                      $       48959
                                                                                 -------------


                See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.      NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

American Diversified Holdings, Inc. (the Company) was organized on February 5, 1997 as a provider of financial services. As a development-stage enterprise, the Company has devoted most of its resources since inception to raising capital and implementing the first stages of its business plan.

The Company established three wholly owned subsidiaries during the period ended August 31, 1997:

                                                    Planned Operation
                                       ----------------------------------------
    American Diversified Holdings
Deutschland Gmbh ("Holdings")          Provider of financial services in Germany

    American Diversified               Exclusive European distributor of planned
Distributor, Inc.                      mutual funds

    American Diversified               Investment adviser to planned mutual
Securities, Inc.                       funds


A summary of the Company's significant accounting policies follows:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash equivalents include highly liquid debt instruments which have a maturity of three months or less from the date of purchase and other highly liquid investments which are readily convertible into cash. Cash equivalents are stated at cost which approximates market value.

EQUIPMENT

Equipment is reported at cost and includes expenditures for major improvements. Depreciation will be determined using accelerated methods based on three to five year estimated useful lives. The equipment has not been placed in service as of August 31, 1997.

FOREIGN CURRENCY TRANSACTIONS

The Company has agreed to fund any cash flow deficits incurred by Holdings, its European subsidiary. Until such time that Holdings generates sales revenue the parent's functional currency (U.S. $) will be considered Holdings' functional currency for financial reporting purposes.

INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has approximately $30,000 of federal and state operating loss carryforwards, which may be utilized to offset future taxable income. The federal operating loss carryforwards expire in 2012 and the state operating loss carryforwards expire in 2002. The tax benefit recognized for the net operating loss has been offset by an equal increase in the valuation allowance for deferred taxes resulting in no income tax expense or benefit reflected in the accompanying statement of operations.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents and capital stock subscriptions receivable approximates carrying amounts because of the short term nature of those instruments.

NET LOSS PER COMMON SHARE

The net loss per common share is based on the net loss from operations and the weighted average number of shares of common stock outstanding during the period.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.


1.        related Party Transactions

The Company has effectively operated out of the offices and residences of the founding shareholders in the United States and Germany. Legal and other services provided by the Company's shareholders and reported as operating expenses in the accompanying financial statements totaled $19,639.


1.        Lease Commitment

in July 1997, Holdings entered into a long term lease for office facilities in Berlin, Germany. The lease provides for a monthly payment of 5,642 Deutschmarks and expires in 2002. The lease agreement also requires Holdings to pay monthly utilities and value added taxes. Future minimum lease commitments are as follows:

                     1998                       $      38827
                     1999                              40667
                     2000                              42467
                     2001                              44287
                     2002                              14964
                                                ------------
                                                $     181212
                                                ============

1.        Preferred Stock Offering

The Company's Board of Directors has authorized the issuance of 5,000,000 shares of Series A 9% cumulative convertible redeemable preferred stock. The cumulative dividends are payable semi-annually, when and as declared, at an annual rate of $.09 per share commencing January 1, 1998. The Company may at its option, and subject to certain notification provisions, redeem all or a portion of the preferred stock at the price of $1.00 per share, plus any accrued and unpaid dividends. Each share is convertible at the option of the holder into common stock at the rate of three preferred shares for one share of common stock. In addition, each share of preferred stock shall be automatically converted into shares of common stock at a conversion price equal to the initial issue price of the preferred shares, subject to certain adjustments, immediately upon the closing of a sale of the Company's common stock in a public offering under the Securities Act of 1933, that results in net proceeds to the Company of at least $10,000,000.

The Company commenced the sale of preferred stock in Germany under Regulation S, guidelines established under the Securities Act of 1933 for Securities offers made outside of the United States during August 1997. The Offering is registered with the "Bundesaufsichtsamt fuer Wertpapierhandel", the German governmental agency which regulates German securities transactions. As of August 31, 1997 the Company received subscriptions for 162,495 preferred shares. Subscriptions receivable of $117,000 for these shares were collected in September 1997.

1.        Subsequent Events

In September 1997, the Company received additional subscriptions for 1,358,547 additional shares of preferred stock. Also in September 1997, the Company issued 9,000,000 (prior to ten-for-one stock split, see below) shares of its common stock in exchange for a note receivable from an affiliate of one of the Company's shareholders.

In November 1997, the Company's Board of Directors approved a ten-for-one stock split which increased the number of authorized voting and non-voting shares to 110,000,000. All transactions in the Company's common stock and the earnings per common share for the period ended August 31, 1997 have been adjusted to give retroactive effect to the stock split as if it had occurred at inception.

On November 24, 1997, the Company signed an agreement to effect a merger with James Buchanan Rea, Inc. ("JBR") the investment advisor and distributor of the Rea-Graham Balanced Fund (the "Fund") since 1982. The merger is subject to the approval of the Fund's shareholders. The merger, which will be accounted for as a purchase, will be affected by an exchange of 2,375,000 shares of common stock and cash of $160,875 for the common stock of JBR.

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
James Buchanan Rea, Inc.
Los Angeles, California

We have audited the accompanying balance sheets of James Buchanan Rea, Inc. as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Buchanan Rea, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




Pasadena, California
February 6, 1997


JAMES BUCHANAN REA, INC.

BALANCE SHEETS
SEPTEMBER 30, 1997, DECEMBER 31, 1996 AND 1995


                                                      SEPTEMBER 30,
                                                          1997
ASSETS                                                 (UNAUDITED)       1996         1995
--------------------------------------------------------------------------------------------
Cash and cash equivalents                             $   10942       $ 60838       $103115
Accounts receivable:
    Investment advisory fees                               8451         12043         13643
        Distribution fees                                  2992          3363          3918
Income tax refunds receivable                                                           552
Prepaid expenses                                           5680          2527          2940
Property and equipment, net (Note 2)                      45832         48495         51991
Deposits                                                   1387          1387          1487
                                                    ---------------------------------------

                                                      $75284.00       $128653       $177646
                                                    ---------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------
Liabilities:
        Accounts payable and accrued expenses       $    1751         $  5233       $  4623
        Dealer service fees payable                      5195            5057          6333
                                                    ---------------------------------------
                                                      6946.00           10290         10956
                                                    ---------------------------------------

Stockholders' Equity (Note 6):
         Common stock, no par value; authorized,
issued and
                      outstanding 100,000 shares         7500            7500          7500
        Additional paid-in capital                     184735          184735        184735
        Accumulated deficit                           -123897          -73872         26545
                                                    ---------------------------------------
                                                     68338.00          118363        166690
                                                    ---------------------------------------

                                                    $75284.00         $128653       $177646
                                                    ---------------------------------------


See Notes to Financial Statements.


JAMES BUCHANAN REA, INC.

STATEMENTS OF OPERATIONS
THREE QUARTERS ENDED SEPTEMBER 30, 1997 AND YEARS ENDED
DECEMBER 31, 1996 and 1995


                                                       SEPTEMBER 30,
                                                          1997
                                                       (UNAUDITED)      1996           1995
--------------------------------------------------------------------------------------------------
Revenue:
   Commissions (Note 4)                                $   304        $   590        $ 16788
        Advisory fees (Note 4)                           88986         119035         138654
        Distribution fees and other (Note 4)              6742          42582          48864
        Interest                                           936           3852           5910
        Rental income                                                                  14119
                                                       -------------------------------------
                                                         96968         166059         224335
                                                       -------------------------------------

Expenses (Note 4):
        Employee compensation and benefits               84027         114662         120503
        Communications                                    1750           1613           1996
        Occupancy and equipment rental                   11758          16385          30691
        Taxes other than income taxes                      800           1195           1397
        Other operating expenses                         48658          80531          93818
                                                       -------------------------------------
                                                        146993         214386         248405
                                                       -------------------------------------

                             (Loss) before income       -50025         -48327         -24070
taxes

Federal and state income taxes (Note 7)
                                                       -------------------------------------

                             NET (LOSS)                $-50025        $-48327        $-24070
                                                       -------------------------------------

Weighted average number of common shares outstanding    100000         100000         100000
                                                       -------------------------------------

Net (loss) per common share                            $ -0.50        $ -0.48        $ -0.24
                                                       -------------------------------------




See Notes to Financial Statements.


JAMES BUCHANAN REA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
THREE QUARTERS ENDED SEPTEMBER 30, 1997 AND YEARS ENDED
DECEMBER 31, 1996 AND 1995


                                                    Additional                    Total
                                     Common         Paid-in        Accumulated    Stockholders'
                                     Stock          Capital        Deficit        Equity
                                     ------         ----------     -----------    -------------
Balance, December 31, 1994           $7500          $184735         $ -1475        $190760
   Net (loss)                                                        -24070         -24070

Balance, December 31, 1995            7500           184735          -25545         166690
        Net (loss)                                                   -48327         -48327

Balance, December 31, 1996           $7500          $184735         $-73872        $118363

Net (loss) (unaudited)                                               -50025         -50025

BALANCE, SEPTEMBER 30, 1997          $7500           184735         -123897          68338





See Notes to Financial Statements.


JAMES BUCHANAN REA, INC.

STATEMENTS OF CASH FLOWS
THREE QUARTERS ENDED SEPTEMBER 30, 1997 AND YEARS ENDED
DECEMBER 31, 1996 AND 1995


                                                    SEPTEMBER 30,
                                                        1997
                                                     (UNAUDITED)       1996        1995
------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net (loss)                                       $-50025.00      $-48327      $-24070
        Adjustments to reconcile net (loss) to
          net cash (used in) operating
          activities:
                             Depreciation and          2663.00         3496         6204
amortization
                             Change in assets and
liabilities:
                                                       3963.00         2155         2187
Decrease in receivables
                                                      -3153.00         1065         7612
Decrease in prepaids and other assets

Increase (decrease) in accounts payable
                                                      -3482.00          610       -26479
and accrued expenses
                                                        138.00        -1276        -1531
(Decrease) in dealer service fees payable
                                                    ------------------------------------

                             NET CASH (USED IN)      -49896.00       -42277       -36077
OPERATING ACTIVITIES
                                                    ------------------------------------

Cash Flows from Investing Activities
        Purchase of property and equipment                                         -1238
                                                    ------------------------------------


                             (DECREASE) IN CASH      -49896.00       -42277       -37315
AND CASH EQUIVALENTS

Cash and Cash Equivalents
         Beginning                                   60838.00        103115       140430
                                                    ------------------------------------

        Ending                                      $10942.00       $ 60838      $103115
                                                    ------------------------------------



See Notes to Financial Statements.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

James Buchanan Rea, Inc. (the Company) is engaged as the investment advisor and principal underwriter of the Rea-Graham Funds Inc. (the Fund). The Company also conducts business as an authorized dealer in Fund shares.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

SIGNIFICANT ACCOUNTING POLICIES

SECURITIES TRANSACTIONS

Securities transactions and related commission income and expense are recorded on a trade date basis.

CASH EQUIVALENTS

Cash equivalents include debt instruments which have a maturity of three months or less from the date of purchase and other highly liquid investments which are readily convertible into cash. Cash equivalents are stated at cost which approximates market value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and include expenditures for additions and major improvements. Depreciation is determined principally by the double-declining-balance method and is based on the following estimated useful lives:

                                                                                         Life
                                                                                          in
                                                                                         Years
                                                                                        --------
                                                          Automobiles                      5.00
                             Capital improvements to executive office                    5 - 31
                                              Furniture and equipment                     5 - 7


FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents approximate the carrying amount because of the short maturity of those instruments.

NET LOSS PER COMMON SHARE

The net loss per common share is based on the net loss from operations and the weighted average number of shares of common stock outstanding during each year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.


PROPERTY AND EQUIPMENT
Property and equipment at December 31, 1996 and 1995 is summarized as follows:

                                                                        1996          1995
                                                                    -----------------------
Automobiles                                                         $   7525.00     $  7525
Capital improvements to executive office                               66925.00       75888
Furniture and equipment                                                28972.00       78791
                                                                    -----------------------
                                                                                     162204
                                                                      103422.00
Less accumulated depreciation                                          54927.00      110213
                                                                    -----------------------

                                                                    $  48495.00     $ 51991
                                                                    -----------------------

PROFIT SHARING PLAN
The Company participates in an employee profit sharing plan which covers all full-time employees. Annual contributions to the profit sharing plan are determined by the Board of Directors. No contributions were made to the profit sharing plan for 1996 and 1995.


RELATED PARTY TRANSACTIONS
The Company is retained as the investment advisor to the Rea-Graham Fund, Inc. (the "Fund"). Under the terms of the agreement, the Company receives a monthly fee of 1/12 of 1% of the first $20,000,000 of the Fund's net assets on the last business day of the month, 1/12 of .75% of the next $80,000,000, 1/12 of .5% of the next $100,000,000, and 1/12 of .45% of monthly net assets in excess of $200,000,000.

The Company shares office space, personnel and other administrative costs with the Fund. Total administrative expenses allocated to the Fund for the years ended December 31, 1996 and 1995 aggregated $30,004 and $29,797, respectively.

On February 28, 1990, the shareholders of the Fund approved a Plan of Distribution for the Fund (the Plan). The Plan provides that the Fund will pay monthly to the Company a distribution fee charged against the assets of the Fund and equal on an annual basis to .35% of the Fund's average daily net assets, commencing on April 1, 1990. Distribution fees received for the years ended December 31, 1996 and

1995 were $42,582 and $48,864, respectively. Included in other operating expenses is $22,269 and $26,140 representing trail commissions passed on to other dealers in 1996 and 1995, respectively.

As principal underwriter and authorized dealer in Fund shares, the Company received commissions of $590 and $725, during 1996 and 1995, respectively. Commissions paid to the Company for services rendered as a broker-dealer in securities transactions for the Fund, net of amounts allocated to clearing brokers, were $16,063 for the year ended December 31, 1995.


TOTAL RENTAL EXPENSE
Total rent expense, exclusive of Fund allocated expenses (Note 4) and net of sublease rental income of $14,119 in 1995, amounted to $9,380 and $6,175 for the years ended December 31, 1996 and 1995, respectively.


NET CAPITAL
The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one.

The Company's net capital, required net capital, and net capital ratio as of December 31, 1996 and 1995 were as follows:

                                                        1996        1995
                                                    ------------------------
     Net Capital                                       $58920     $101434
                                                    ------------------------

        Required net capital                           $ 5000     $  5000
                                                    ------------------------

        New capital ratio                            .17 to 1     .11 to 1

                                                    ------------------------


INCOME TAXES
The Company has approximately $130,000 and $117,000 of federal and state operating loss carryforwards, respectively, which may be utilized to offset future taxable income as of December 31, 1996. The federal operating loss carryforwards expire from years 2009 to 2011 and the state operating loss carryforwards from years 1999 to 2001. For the years ended December 31, 1996 and 1995, tax benefits recognized for net operating losses were offset by equal increase in the valuation allowance for deferred taxes resulting in no income tax expense or benefit reflected on the Statements of Operations.

OFF-BALANCE-SHEET RISK
As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities, relative to customer transactions. Off-balance-sheet risk exists due to the possibility that customers may be unable to fulfill their contractual commitments, in which case the clearing broker-dealer may charge to the Company any losses it incurs. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

              UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS


The unaudited proforma consolidated financial statements presented on the following pages reflect the proforma effect of the acquisition of James Buchanan Rea, Inc. ("JBR") and the issuance of notes payable and common stock, as described in the accompanying notes. The proforma adjustments have been applied to the historical consolidated financial statements of the Company for the period from February 5, 1997 (inception) through August 31, 1997 and the unaudited financial statements of JBR for the nine months ended September 30, 1997. The acquisition will be accounted for using the purchase method of accounting. For purposes of the proforma statements, the purchase price of the assets of JBR has been allocated to the acquired net assets based on information currently available with regard to the values of such net assets. Final adjustments to recorded amounts may differ from the proforma adjustments presented herein. The proforma statements should be read in connection with the notes thereto.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED PROFORMA CONSOLIDATED BALANCE SHEET
AUGUST 31, 1997


ASSETS                                                 Historical     Adjustments      As Adjusted
----------------------------------------------------------------------------------------------------

Cash and cash equivalents                             $       2264  $   10942 (1)(2)   $    13206
Accounts receivable                                                     11443 (2)           11443
Capital stock subscriptions receivable                      117000                         117000
Prepaid expenses                                              4220       7067 (2)           11287
Equipment                                                    14320      45832 (2)           60152
Goodwill                                                               330037 (2)          330037
                                                      ----------------------------------------------

                                                      $     137804  $  405321          $   543125
                                                      ----------------------------------------------



LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------
Liabilities:
   Accounts payable and accrued expenses              $      63577  $      6946 (2)    $      70523
   Note payable                                                          160875 (1)          160875
                                                      ----------------------------------------------
                                                             63577       167821              231398
                                                      ----------------------------------------------

Stockholders' Equity:
   Series A 9% convertible redeemable cumulative
               preferred stock, $.001 par value:
                 Issued and outstanding, no shares
                 Subscribed for but not paid for and
                 not issued, 162,495 shares                 117000                           117000

        Common stock, $.001 par value                        96754       237500 (2)          334254

        Deficit accumulated during the development         -139527                          -139527
stage
                                                      ----------------------------------------------
                                                             74227       237500        $     311727
                                                      ----------------------------------------------

                                                      $     137804   $   405321        $     543125
                                                      ----------------------------------------------





       See Notes to Unaudited Proforma Consolidated Financial Statements.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
PERIOD FROM FEBRUARY 5, 1997 (INCEPTION) TO AUGUST 31, 1997



                                           Historical                  Purchase
                                            American                  Accounting
                                          Diversified       JBR      Adjustments        Proforma
------------------------------------------------------------------------------------------------

Revenue                                   $              $ 96968     $                 $  96968
                                          ------------------------------------------------------

Expenses (Note 2):
    Travel and entertainment                  22486                                        22486
        Employee compensation and             20841        84027                          104868
benefits
        Professional fees                     66474         9075                           75549
        Advertising and promotion              7220        16087                           23307
        Insurance                                          17344                           17344
        Administrative                        22506        17796                           40302
        Depreciation and amortization                       2663         12835 (4)         15498
        Interest                                                          7900 (3)          7900
                                          ------------------------------------------------------
                                             139527       146992         20735            307254
                                          ------------------------------------------------------

           (Loss) before income taxes       -139527       -50024        -20735           -210286

Income taxes                                                                   (5)
                                          ------------------------------------------------------

               NET (LOSS)                 $ -139527      $-50024     $  -20735         $ -210286
                                          ------------------------------------------------------

Average common shares outstanding          10000000                    2375000          12375000
                                          ------------------------------------------------------

Net (loss) per common share               $   -0.01                                    $   -0.01
                                          ------------------------------------------------------





       See Notes to Unaudited Proforma Consolidated Financial Statements.

AMERICAN DIVERSIFIED HOLDINGS, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS


The unaudited proforma consolidated balance sheet is presented as if the acquisition and financing had occurred on August 31, 1997. The unaudited proforma consolidated statement of operations for the period from February 5, 1997 (inception) through August 31, 1997 was prepared as if the acquisition and financing had occurred on February 5, 1997.

These proforma financial statements are not necessarily indicative of the financial position or results of operations that might have occurred had the acquisition and financing taken place at the beginning of the period or as of August 31, 1997, or to project the Company's financial position or results of operations at any future date or for any future period.

Adjustments were made as follows:

   (1) Record issuance of notes payable to affiliate for cash portion of purchase price


        Cash                                                   160,875
               Notes payable                                                         160,875

   (2)  Record purchase of the net assets of JBR in exchange for cash and stock:
        Purchase price allocated as follows:
        Cash, receivables and other assets                      29,452
        Property and equipment                                  45,832
        Goodwill                                               330,037
               Accounts payable                                                        6,946
               Cash                                                                  160,875
               Common stock                                                          237,500


   (3)  Record interest on notes payable at an annual rate of 8.5%

        Interest expense                                                               7,900
                                                                                    --------
   (4)  Record amortization of goodwill over a period of 15 years

        Amortization expense                                                          12,835
                                                                                    --------
   (5)  The tax benefit for the proforma adjustments has been offset by an equal increase in the valuation allowance for deferred taxes resulting in no income tax expense or benefit reflected in the purchase accounting adjustments

                                  EXHIBIT INDEX


                                                                                               SEQUENTIALLY
EXHIBIT                                                                                          NUMBERED
NUMBER                                      DESCRIPTION                                            PAGE
-------                                     -----------                                        ------------
 2.1                                Articles of Incorporation

 2.2                                Bylaws of the registrant

 3.3                                Certificate of Designation re: Series A Preferred Stock**

 4.1                                Specimen of Common Stock of Registrant

 4.2                                Specimen of Series A Preferred Stock of Registrant**

 6.1                                Form of Investment Management Contract of ADSI with
                                    Rea-Graham Balanced Fund, Inc.**

 8.1                                Plan and Agreement of Merger and
                                    Reorganization among JBRI, ADSI, the Company and certain shareholders of JBRI.

27                                  Financial Data Schedule

** To be filed by Amendment